                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from      to

                         Commission File Number 0-12015

                         HEALTHCARE SERVICES GROUP, INC
                             RETIREMENT SAVINGS PLAN

                     Issuer: Healthcare Services Group, Inc.

                         3220 Tillman Drive - Suite 300
                          Bensalem, Pennsylvania 19020
                          (Principal Executive Office)




                                Total of 11 Pages

                                      INDEX




                                                                        Page No.
                                                                        --------

Report of Independent Certified Public Accountants                         2

Financial Statements:
       Statements of Net Assets Available for Benefits                     3
       Statements of Changes in Net Assets Available for                   4
                     Benefits
       Notes to Financial Statements                                    5 - 10

Signatures                                                                11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator:
     Healthcare Services Group, Inc. Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




GRANT THORNTON LLP


New York, New York
May 1, 2002

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                                  December 31,


                                                             2001             2000
                                                        --------------   --------------
Assets
Investments at fair value                               $      456,541   $      227,162
Receivables
     Participant contributions                                  20,661            9,342
                                                        --------------   --------------

Net Investments Available for Benefits                  $      477,202   $      236,504
                                                        ==============   ==============






        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                       Statements of Changes in Net Assets
                             Available for Benefits
                                  December 31,



                                                                            2001                    2000
                                                                       -------------           -------------
Additions:
     Participant contributions                                         $     295,178           $     256,674
     Investment income:
         Interest                                                                 15                       5
         Dividends                                                             1,255                   7,099
         Net depreciation in fair value of investments                       (36,206)                (34,669)
                                                                       -------------           -------------
                                                                             (34,936)                (27,565)
                                                                       -------------           -------------
         Total additions                                                     260,242                 229,109


Deductions:
     Participant withdrawals                                                 (19,544)                 (9,376)
                                                                       -------------           -------------


NET INCREASE                                                                 240,698                 219,733
                                                                       -------------           -------------

Net assets available for benefits, beginning                                 236,504                  16,771
                                                                       -------------           -------------

Net assets available for benefits, ending                              $     477,202           $     236,504
                                                                       =============           =============





        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



NOTE A. - DESCRIPTION OF PLAN

         The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1. General
            The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan covering all employees provided they are salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of highly compensated employees, as defined by the Plan, or employees whose employment is governed by a collective bargaining agreement.

            The Plan was amended in 2002 to reflect and comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). This amendment is effective for the plan year beginning after December 31, 2001.

         2. Contributions
            Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

            Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

            Contributions are subject to certain limitations.

         3. Participant Accounts
            Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2001 and 2000


NOTE A. (continued)

         4. Vesting
            Participants are vested immediately in their contributions plus actual earnings thereon.

         5. Administrative Expenses
            All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc., although, under the plan document, the plan sponsor is not responsible for administrative expenses.

         6. Payments of Benefits
            On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

            Benefits are recorded when paid.



NOTE B. - SUMMARY OF ACCOUNTING POLICIES

         A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

         1. Use of Estimates
            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2001 and 2000

NOTE B. (continued)

         2. Investment Valuation and Income Recognition
            The Plan's investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Bank. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

         3. Participants' Withdrawals
            Participants' withdrawals are recorded when paid.



NOTE C. - INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of:

                                                                    December 31,
                                                          -------------------------------
                                                               2001              2000
                                                          -------------     -------------
         Fidelity Advisor Equity Portfolio Growth         $      24,659     $      14,094
         Fidelity Advisor Equity Income Fund                     17,184
         INVESCO Technology Fund                                 30,756            21,325
         Janus Fund                                                                30,786
         Janus Advisor Capital Appreciation Fund                 65,140
         Janus Advisor Growth Fund                               54,862
         Janus Twenty Fund                                                         39,118
         Black Rock Money Market                                227,273           111,347
                                                          -------------     -------------

                                                          $     419,874     $     216,670
                                                          =============     =============

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2001 and 2000

NOTE C. (continued)

         During 2001 and 2000, the Plan's investments (including realized and unrealized gains and losses) appreciated/(depreciated) in value by $(36,206) and $(34,669), respectively as follows:

                                                                       December 31,
                                                             -------------------------------
                                                                  2001              2000
                                                             -------------     -------------
         Mutual Funds                                        $     (43,811)    $     (38,222)
         Healthcare Services Group, Inc. common stock                1,803               205
         Money Market Fund                                           5,802             3,348
                                                             -------------     -------------

                                                             $     (36,206)    $     (34,669)
                                                             =============     =============

NOTE D. - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500:


                                                                          December 31,
                                                                -------------------------------
                                                                     2001              2000
                                                                -------------     -------------
         Net assets available for benefits per the
              financial statements                              $     477,202     $     236,504
         Less: Participants' contributions receivable                  20,661             9,342
                                                                -------------     -------------

         Net assets available for benefits per the
              Form 5500                                         $     456,541     $     227,162
                                                                =============     =============

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2001 and 2000


NOTE D. (continued)

         The following is a reconciliation of contributions and rollover contributions received from participants per the financial statements to the Form 5500:

                                                                         December 31,
                                                                -------------------------------
                                                                     2001              2000
                                                                -------------     -------------
         Contributions per the financial statements             $     295,178     $     256,674
         Add: Participants' contributions receivable,
              beginning                                                 9,342               121
         Less: Participants' contributions receivable,
              ending                                                  (20,661)           (9,342)
                                                                -------------     -------------

         Contributions per the Form 5500                        $     283,859     $     247,453
                                                                =============     =============

NOTE E. - PLAN TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2001 and 2000



NOTE F. - RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of a money market fund managed by PNC Financial Services Group ("PNC"). PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain plan investments are shares of the Healthcare Services Group, Inc. common stock. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.




NOTE G. - TAX STATUS OF PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Healthcare Services Group, Inc.
                                        Retirement Savings Plan

Date: June 30, 2002                 /s/ James L. DiStefano
                                    -----------------------
                                    By:     James L. DiStefano
                                    Title:  Chairman of Plan Committee